UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Whitney Information Network, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

966621104
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 883,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 883,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 883,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 883,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON MICHAEL BLITZER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,215,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,215,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,215,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON GUY SHANON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,203,450
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,203,450
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,203,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN CAPITAL MANAGEMENT L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 317,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 317,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON KINGSTOWN MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 317,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 317,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 317,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON HAMMERMAN CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 107,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON SGAP BROWN TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON JDD TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,991
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,991
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON JASON HAMMERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 107,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 966621104

1	NAME OF REPORTING PERSON J. HUNTER BROWN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,991
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,991
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 966621104

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned.  This Amendment No. 7 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

At the Annual Meeting of Stockholders held by the Issuer on September 2, 2009, Kingstown’s director nominees, Jason Hammerman and J. Hunter Brown, were elected to the Board of Directors of the Issuer.  The election results were certified on September 3, 2009.  Accordingly, Hammerman Capital Partners, LP, SGAP Brown Trust, JDD Trust, and Messrs. Hammerman and Brown are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 7 to the Schedule 13D.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 4.	Purpose of the Transaction.

At the Annual Meeting of Stockholders held by the Issuer on September 2, 2009, the Issuer announced that, based on preliminary voting results, Kingstown’s director nominees, Jason Hammerman and J. Hunter Brown, were elected to the Board of Directors of the Issuer.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, nominating or recommending additional candidates to serve as members of the Board, having discussions with other stockholders and potential nominees to the Board, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended to add the following:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 11,738,587 Shares outstanding, which is the total number of Shares outstanding as of June 30, 2009, as reported in the Issuer’s Definitive Proxy Statement on DEF 14A filed with the Securities and Exchange Commission on July 24, 2009.

As of the close of business on September 4, 2009, Kingstown beneficially owned 883,500 Shares, constituting approximately 7.5% of the Shares outstanding.

As of the close of business on September 4, 2009, Kingstown GP beneficially owned 883,500 Shares, constituting approximately 7.5% of the Shares outstanding.  By virtue of its relationship with Kingstown discussed in further detail in Item 2, Kingstown GP may be deemed to beneficially own the Shares owned by Kingstown.

CUSIP NO. 966621104

As of the close of business on September 4, 2009, Mr. Blitzer beneficially owned 1,215,800 Shares, constituting approximately 10.4% of the Shares outstanding.  By virtue of his relationship with Kingstown and Kingstown Capital discussed in further detail in Item 2, Mr. Blitzer may be deemed to beneficially own the Shares owned by Kingstown and beneficially owned by Kingstown Capital.

As of the close of business on September 4, 2009, Mr. Shanon beneficially owned 1,203,450 Shares, constituting approximately 10.3% of the Shares outstanding. By virtue of his relationship with Kingstown and Kingstown Capital discussed in further detail in Item 2, Mr. Shanon may be deemed to beneficially own the Shares owned by Kingstown and beneficially owned by Kingstown Capital.

As of the close of business on September 4, 2009, Kingstown Capital beneficially owned 317,500 Shares, constituting approximately 2.7% of the Shares outstanding.

As of the close of business on September 4, 2009, Kingstown Management beneficially owned 317,500 Shares, constituting approximately 2.7% of the Shares outstanding.  By virtue of its relationship with Kingstown Capital discussed in further detail in Item 2, Kingstown Management may be deemed to beneficially own the Shares beneficially owned by Kingstown Capital.

As of the close of business on September 4, 2009, Hammerman LP beneficially owned 107,000 Shares, constituting less than 1% of the Shares outstanding.  As of the close of business on September 3, 2009, SGAP Brown Trust beneficially owned 6,000 Shares, constituting less than 1% of the Shares outstanding.  As of the close of business on September 3, 2009, JDD Trust beneficially owned 12,991 Shares, constituting less than 1% of the Shares outstanding.  Mr. Brown has sole voting and dispositive power with respect to the 18,991 Shares owned by SGAP Brown Trust and JDD Trust.  Mr. Hammerman has sole voting and dispositive power with respect to the 107,000 Shares owned by Hammerman LP.

Item 5(b) is hereby amended and restated to read as follows:

(b)           Each of Kingstown GP, Mr. Blitzer and Mr. Shanon is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by Kingstown by virtue of their respective positions as described in Item 2.

Each of Kingstown Management, Mr. Blitzer and Mr. Shanon is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by Kingstown Capital by virtue of their respective positions as described in Item 2.

As managing member of the general partner of Hammerman LP, Mr. Hammerman has the sole power to vote and dispose of the Shares beneficially owned by Hammerman LP reported in this Schedule 13D.  As trustee of SGAP Brown Trust and JDD Trust, Mr. Brown has the sole power to vote and dispose of the Shares beneficially owned by SGAP Brown Trust and JDD Trust reported in this Schedule 13D.  Messrs. Hammerman and Brown disclaim beneficial ownership of the Shares beneficially owned by Hammerman LP, SGAP Brown Trust and JDD Trust.

Item 5(c) is hereby amended and restated as follows:

(c)           None of the Reporting Persons has engaged in any transactions in securities of the Issuer since the filing of the Amendment No. 6 to the Schedule 13D.

Item 5(d) is hereby amended and restated to read as follows:

(d)           Absolute Opportunities Fund and Absolute Investment Advisers LLC, the investment adviser for Absolute Opportunities Fund, may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported as beneficially owned by Kingstown Capital.

CUSIP NO. 966621104

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Reporting Persons have terminated the Joint Filing and Solicitation Agreement, dated August 13, 2009.

On September 4, 2009, Kingstown, Kingstown GP, Michael Blitzer, Guy Shanon, Kingstown Capital and Kingstown Management entered into a Joint Filing Agreement (the “Joint Filing Agreement”), in which the Reporting Persons who will remain Reporting Persons subsequent to the filing of this Amendment No. 7 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement by and among Kingstown Partners L.P., Kingstown Capital Partners LLC, Michael Blitzer, Guy Shanon, Kingstown Capital Management L.P. and Kingstown Management GP LLC, dated September 8, 2009.

CUSIP NO. 966621104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2009	KINGSTOWN PARTNERS L.P.

	By:	Kingstown Capital Partners LLC
its general partner

	By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

KINGSTOWN CAPITAL PARTNERS LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

/s/ Michael Blitzer
MICHAEL BLITZER, individually and as attorney-in-fact for Jason Hammerman, J. Hunter Brown, Hammerman Capital Partners, LP, SGAP Brown Trust and JDD Trust

/s/ Guy Shanon
GUY SHANON

KINGSTOWN CAPITAL MANAGEMENT L.P.

By:	Kingstown Management GP LLC
its general partner

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member

CUSIP NO. 966621104

KINGSTOWN MANAGEMENT GP LLC

By:	/s/ Michael Blitzer
Michael Blitzer Managing Member